SEC FILE NUMBER 000-28167 CUSIP NUMBER 01167P101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Alaska Communications Systems Group, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

600 Telephone Avenue

Address of Principal Executive Office

Anchorage, Alaska 99503-6091

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Alaska Communications Systems Group, Inc. (the “Company”) will be unable to file with the Securities and Exchange Commission its Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2015 by March 15, 2016. The Company has determined that additional time is required to evaluate certain internal controls and disclosures in the Form 10-K related to complex transactions. The delay in filing could not be eliminated by the Company without unreasonable effort or expense. The Company believes it will be able to file the Form 10-K within the 15-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended. The Company currently believes that the consolidated financial statements included in the Company’s earnings release dated March 3, 2016 furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated March 3, 2016, fairly present, in all material respects, the Company’s financial position, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States of America.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Laurie Butcher	907	564-1704
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 3, 2016, the Company issued a press release announcing its Fourth Quarter and Fiscal 2015 Financial Results. The Company reported net income of $12.9 million for the year ended December 31, 2015 compared with a net loss of $2.8 million in 2014, reflecting in part a $48.2 million gain before income tax on the Company’s sale of its wireless operations in 2015, and a $14.6 million reduction in interest expense, partially offset by a $32.9 million reduction in earnings from equity method investments. A copy of the press release was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 3, 2016.

Alaska Communications Systems Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 15, 2016	By:	/s/ Laurie Butcher
Laurie Butcher
		Title:	Senior Vice President of Finance